# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: ESSA Pharma Inc., CIK 0001633932
CUSIP: 29668H708
Title of class of securities: Common Shares
Address of issuer's principal executive offices: Suite 720, 999 West Broadway, Vancouver, British Columbia,, Canada (Federal Level) (Z4), V5Z 1K5
Date of event which requires filing of this statement: 04/24/2025
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Filed by CIK 0001373604
Persons authorized to receive notices and communications: Braden M Leonard, 65 E Cedar - Suite 2, Zionsville, Indiana (IN), 46077, 317-344-2447

## Reporting persons
- BML Investment Partners, L.P. (CIK 0001373604): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 4,221,546; sole dispositive power 0; shared dispositive power 4,221,546; aggregate amount beneficially owned 4,221,546 (9.5% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Shares
Name of issuer: ESSA Pharma Inc.
Address of issuer's principal executive offices: Suite 720, 999 West Broadway, Vancouver, British Columbia,, Canada (Federal Level) (Z4), V5Z 1K5

## Item 2. Identity and Background
Name of person filing: Braden M. Leonard Mr. Leonard's business address is 65 E Cedar Suite 2, Zionsville, IN 46077. Mr. Leonard's principal business is to serve as managing member of BML Capital Management, LLC.
Residence or business address: 65 E Cedar - Suite 2, Zionsville IN 46077
Present principal occupation or employment: See above.
Criminal convictions in the last five years: During the past five years, none of BML Investment Partners, L.P., BML Capital Management, LLC or Braden M. Leonard have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding BML Investment Partners, L.P., BML Capital Management, LLC or Braden M. Leonard was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years: During the past five years, none of BML Investment Partners, L.P., BML Capital Management, LLC or Braden M. Leonard have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding BML Investment Partners, L.P., BML Capital Management, LLC or Braden M. Leonard was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Braden M. Leonard is a citizen of the United States of America.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: BML Investment Partners, L.P. holds 4,221,546 shares of Common Stock which were acquired using $6,476,584 of working capital.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons purchased the Common Stock reported hereunder for investment purposes, and such purchases were made in the Reporting Persons' ordinary course of business. As with their other investments, the Reporting Persons continuously evaluate the Issuer, including but not limited to its businesses, results of operations, and prospects.

All of the shares of Common Stock reported herein as being beneficially owned by the Reporting Persons were acquired for investment purposes. Except as set forth herein, none of the Reporting Persons has any plans or proposals that related to or would result in any of the transactions described in Item 4 of Schedule 13D.

On April 24, 2025, the Reporting Person sent a letter to the Issuer's Board expressing its belief that an orderly winddown, liquidation, and capital return is in the best interets of the shareholders of the Issuer.

The Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, market conditions or other factors.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: BML Investment Partners, L.P. beneficially owned 4,221,546 shares of the Issuer's Common Stock, or 9.5%.
Number of shares as to which each person has sole or shared power to vote or dispose: 4,221,546
Transactions in the class effected during the past sixty days: None of the Reporting Persons has effected any transactions in the Issuer's Common Stock during the 60 days preceding the date of this Schedule 13D.
Other persons with the right to receive dividends or sale proceeds: Braden M Leonard is the Managing Member of BML Capital Management, LLC, which is the General Partner to BML Investment Partners, L.P.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: To the best of the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between the Reporting Persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: 1 - Letter dated April 24, 2025 from BML Capital Management, LLC to the Board of Directors of the Issuer.

## Signatures
- BML Investment Partners, L.P.: Braden M Leonard, Braden M Leonard - Managing Member of BML Capital Management, LLC (04/24/2025)